UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Interactive Motorsports and
                              Entertainment, Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45839P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158
                                 (212) 476-5654
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1,2005
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No. 45839P106                                                 Schedule 13D

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Norman H. Pessin ###-##-####

--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [  ]

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                                                 5,330,000

   NUMBER OF SHARES        -----------------------------------------------------
     BENEFICALLY
    OWNED BY EACH          8   SHARED VOTING POWER
      REPORTING                ___________________

                           -----------------------------------------------------

PERSON WITH                9   SOLE DISPOSITIVE POWER
                                                 5,330,000

                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               ________________________

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,330,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.19%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3
CUSIP No.  45839P106                                                Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value (the "Common Stock"), of Interactive Motorsports and Entertainment, Corp., an Indiana corporation (the "Issuer"), whose principal executive offices are located at 5624 West 73rd Street, Indianapolis, IN 46278.

Item 2. Identity and Background

This Schedule 13D is being filed by Norman H. Pessin (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

   Name and Address:               Norman H. Pessin
                                   605 Third Avenue-19th Floor
                                   New York, New York 10158

   Principal Occupation:           Retired

   Criminal convictions:           None

   Civil proceedings:              None

   Citizenship:                    United States

Item 3. Source and Amount of Funds or Other Consideration

Norman H. Pessin purchased 5,330,000 Shares of Common Stock as follows:

       Date                    Number of Shares                 Prsice per Share
       ----                    ----------------                 ----------------
     4/01/05                   5,000,000                        $ 0.05
     4/07/05                     200,000                        $0.058
     4/12/05                      40,000                        $0.064
     4/14/05                      30,000                        $0.064
     4/15/05                      60,000                        $0.065

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment. The filer reserved the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

PAGE 4
CUSIP No.  45839P106

Item 5.  Interest in Securities of the Issuer

Norman H. Pessin owns 5,330,000 shares of common stock of the issuer, constituting 7.19% of the outstanding shares thereof.

PAGE 5
CUSIP No.  45839P106

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    By: /s/ Norman H. Pessin
                                        --------------------------
                                        Norman H. Pessin
May 16, 2005